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Sender’s Email: jmunsell@sidley.com Sender’s Direct Tel 212-839-5609	FOUNDED 1866

December 2, 2010

VIA EDGAR

Tom Kluck

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments to Registration Statement on Form S-3 Filed on November 18, 2010 for PowerShares DB G10 Currency Harvest Fund and DB G10 Currency Harvest Master Fund (SEC File Nos.: 333-170689 and 333-170689-01)

Dear Mr. Kluck:

Thank you for your comment letter dated November 30, 2010 (the “Comment Letter”), addressed to Hans Ephraimson, Chief Executive Officer of DB Commodity Services LLC (the “Managing Owner”), in connection with the filing of the Registration Statement on Form S-3 for PowerShares DB G10 Currency Harvest Fund (the “Fund”) and DB G10 Currency Harvest Master Fund (the “Master Fund” and collectively with the Fund, the “Funds”).

This letter responds on behalf of the Managing Owner to the comment you raised. We have included your comment from the Comment Letter into our response letter and we will respond accordingly. Your numbered comment is set forth below in italics, with our response immediately following.

1.	We have reviewed your response letter submitted on November 19, 2010 in response to our comment letter dated November 17, 2010 to post-effective amendment no. 4 to Form S-1 on Form S-3 filed November 9, 2010. Please include a risk factor discussing possible rescission risks associated with the shares sold subsequent to the expiration pursuant to Rule 415(a)(5) of the registration statement on Form S-1 originally filed on March 16, 2006 (file no. 333-132484). Alternatively, please provide us with an analysis as to why such risk is not material to you.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Response:

Introduction.

We respectfully submit that rescission risks associated with the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5) do not constitute a material fact required to be disclosed in the Fund’s prospectus or necessary to make the statements therein not misleading.

In this response, we refer to the Fund’s original registration statement (file no. 333-132484) as the “Prior Registration Statement” and the registration statement that is the subject of your letter (file no. 333-170689) as the “New Registration Statement.”

A claim for rescission may be brought by a private litigant under Section 12(a)(1) or Section 12(a)(2) of the Securities Act. A claim under Section 12(a)(2) of the Securities Act requires a material misstatement or omission in a registration statement or prospectus. There has been no suggestion that the Prior Registration Statement, or the prospectus forming a part thereof, contained a material misstatement or omission that could give rise to rescission rights under Section 12(a)(2), unless it is the omission of a risk factor discussing possible rescission risks associated with the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5) on September 15, 2009, after such date. The omission of such a risk factor could lead to a rescission right under Section 11(a) or Section 12(a)(2) only if it is material and if it renders misleading other statements actually made, so the analysis in this regard is identical to the analysis of the materiality of the rescission risks associated with the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5) in the New Registration Statement and the prospectus forming a part thereof and whether a risk factor discussing those risks should be included in the prospectus forming part of the New Registration Statement, which is the subject of this response.

In light of the foregoing, this response focuses on the risk of claims for rescission under Section 12(a)(1) based on losses incurred in connection with an offer or sale of a security in violation of Section 5 during the period commencing with the expiration of the three-year period set forth in Rule 415(a)(5) on September 15, 2009, and ending with the termination of the offering of the shares registered on the Prior Registration Statement on November 15, 2010, and whether such risk both rises to the level of materiality and renders misleading other statements actually made.

Materiality Defined.

The general standard of materiality was established by the Supreme Court in TSC Industries, Inc. v. Northway,1 in which the court held: “An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important…” explaining that “there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed

[1]	TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976).

by a reasonable investor as having significantly altered the ‘total mix’ of information made available.” The court also stated that materiality is a mixed question of law and fact, and that the determination is usually left to the trier of fact. According to the Court, the determination “requires delicate assessments of the inferences a ‘reasonable shareholder’ would draw from a given set of facts and the significance of those inferences to him.” While Northway was decided under the proxy rules, and the Supreme Court has not adopted the Northway standard for Section 11 or 12(b) of the Securities Act, the Supreme Court has expressly adopted the Northway standard of materiality for Section 10(b) of the Securities Exchange Act and Rule 10b-5 thereunder,2 and most courts have looked to the Northway opinion for guidance as to the application of the materiality standard in the federal securities laws.3

The Fund is an investment fund whose investment objective is to seek to cause changes in its net asset value per share to track changes in the level of an index of commodity futures over time, whether the index level is rising, falling, or flat over any particular period, by trading a portfolio of futures contracts. It has no securities outstanding other than its common shares of beneficial interest that are the subject of the Prior Registration Statement and the New Registration Statement. It does not borrow money. It does not produce or sell any goods or services. Its only assets are positions in futures contracts, cash, U.S. Treasury bills and other high credit quality short-term fixed income securities.

Under the circumstances, in order to be material to a prospective investor in the Fund, a fact must be one that a reasonable person would consider important, and the omission of which would significantly alter the total mix of information available, to facilitate a judgment as to the ability of the Fund to achieve its investment objective.

Payments made by the Fund in rescission of its shares would reduce the Fund’s net asset value and its net asset value per share, negatively impacting the Fund’s ability to achieve its investment objective during any period beginning prior to the payment date and ending after the payment date. The materiality of the risk of rescission therefore is a function of two factors: (i) the likelihood that a claim for rescission can successfully be made; and (ii) how large the payment might be.

No Prima Facie Violation of Section 5.

We remain of the view that no violation of Section 5 has occurred, for the reasons set forth in our letter of November 19; a registration statement at all relevant times was on file and was the subject of a notice of effectiveness, the registration statement at all times included a prospectus that complied with the requirements of Section 10 and Form S-1 or, once the Fund became

[2]	Basic v. Levinson, 485 U.S. 224 (1988).
[3]

See, e.g., Lucia v. Prospect Street High Income Portfolio, Inc. 36 F.3d 170 (1st Cir. 1994); Wielgos v. Commonwealth Edison Co., 892 F.2d 509 (7th Cir. 1989); I. Meyer Pincus & Associates, P.C. v. Oppenheimer & Co., Inc., 936 F.2d 759 (2d Cir. 1991); and In re Donna Karan Intern. Securities Litigation, 1998 WL 637547 (E.D.N.Y. 1998).

eligible to use Form S-3, Form S-3, and we have no reason to believe that there has been any failure to comply with applicable prospectus delivery requirements. The registration statement was never the subject of a refusal order or stop order or any public proceeding or examination under Section 8 of the Securities Act. There is nothing in the proposing or adopting releases relating to Rule 415(a)(5), or in any other published guidance of the Commission of the Staff of which we are aware to suggest that the expiration of the three-year period set forth therein functions as a revocation of a notice of effectiveness or as a stop order or other action that might implicate Section 5.[4] Consequently, the issuer at all times was compliant prima facie with the requirements of Section 5. Any plaintiff seeking to rescind a purchase of the Fund’s shares, we submit, would have difficulty under the circumstances in stating a claim under Section 12(a)(1) because they would not be able to make a prima facie case that there has occurred any offer or sale of a security in violation of Section 5.

Other Elements of a Claim under Section 12(a)(1); Standing and Damages.

To state a claim for rescission under Section 12(a)(1), a plaintiff must be able to demonstrate that it was the purchaser of a security in a transaction made in violation of Section 5.

The Fund offers its shares continuously, but only to certain financial institutions that are in privity of contract with the Fund, called Authorized Participants, and only in blocks of 200,000 shares, called Baskets. The Fund issues its shares in baskets to Authorized Participants on the

[4]

In the proposing release relating to Rule 415(a)(5), Securities Act Release No. 8501 (Nov. 3, 2004) (the “Proposing Release”), the Commission stated in Section I.A. that the purposes of the reforms described in the release were “to address the need for timeliness of information… without mandating delays in the offering process that [the Commission believes] would be inconsistent with the needs of issuers for timely access to the securities markets and capital.” The commission also indicated in the Proposing Release in Section V.B.2.b.ii.(G), text at footnote 334, in a discussion relating to WKSIs, that the purpose of the Rule 415 reforms is to facilitate “uninterrupted” access to the securities markets and capital. The Fund is not a WKSI, but it is conducting an offering on Form S-3 pursuant to Rule 415(a)(1)(x), and the structure of Rule 415(a)(5) and (6), taken together, indicate a similar intention to facilitate uninterrupted access to the securities markets and capital. Indeed, this is reflected in Section V.B.1.b.iv of the Proposing Release, and is further expounded in the equivalent sections of the adopting release, Securities Act Release No. 8591 (Jul. 19, 2005) (the “Adopting Release”). Consequently, the penalty for failing to file a new registration statement prior to the expiration of the three-year period applicable to a prior registration statement pursuant to Rule 415(a)(5) contemplated in the Proposing Release and the Adopting Release is interrupted access to the capital markets, which is precisely the penalty the Fund currently is suffering. For an operating company that produces and sells goods or services, interrupted access to the capital markets may be a significant inconvenience and result in materially higher financing costs. For an investment fund that does not produce or sell goods or services it is an even more significant event because the fund’s shares themselves are the fund’s only product or service. For an ETF that is dependent upon an uninterrupted supply of registered shares in order for the mechanism that tends to cause the market price of its shares to track net asset value per share, discussed below under the heading “Other Elements of a Claim under Section 12(a)(1), it can lead to significant disruptions and anomalies in the market for the ETF’s shares, which the Fund already is experiencing. Nowhere in the Proposing Release or the Adopting Release does the Commission suggest that the expiration prior to the filing of a new registration statement of the three-year period set forth in Rule 415(a)(5) constitutes a revocation of the effectiveness of the prior registration statement or suggest that sales after the expiration of the three-year period constitute a violation of Section 5.

business day immediately following the date on which a valid order to create a Basket is accepted by the Fund, at the net asset value of 200,000 shares as of the closing of the NYSE Arca or the last to close of the exchanges on which the Fund’s portfolio of futures contracts are traded, whichever is later. Authorized Participants, and others for whom an Authorized Participant may be acting in connection with a creation order, are cautioned in the Fund’s prospectus and in the contract between the Fund and each Authorized Participant that they may be deemed to be statutory underwriters, subject to prospectus delivery and liability provisions of the Securities Act, depending on the totality of the facts and circumstances surrounding their activities in the market for the Fund’s shares. Unless aggregated in Baskets, the shares are not redeemable. Authorized Participants may redeem shares in Baskets on any business day in a transaction that is the reverse of a creation transaction.

The Fund’s shares are listed on the NYSE Arca, a national securities exchange. Ordinary secondary market transactions on the exchange generally are exempted from the provisions of Section 5 pursuant to Section 4, and there is no possibility of any rescission rights arising under Section 12(a)(1) in connection with any such exempt transaction.

Purchases of shares made on the NYSE Arca are made anonymously and are settled electronically thought the settlement systems of the Depository Trust Corporation. Since the shares are fungible, a purchaser in the secondary market on the NYSE Arca cannot discern, and is indifferent to, whether the shares being purchased were newly created or not, or whether they have been purchased from a person who may be a statutory underwriter. Statutory underwriters who have a prospectus delivery obligation pursuant to Section 5(b)(1) are expected to take advantage of the exemption set forth in Securities Act Rule 172, and many (if not all) such transactions are expected to be exempt from the notification provisions of Rule 173 by reason of Section (f)(1) thereof. Consequently, purchasers on the NYSE Arca would have probably insurmountable difficulty offering any proof of their purchase of any Share in non-exempt transactions.

Assuming, arguendo, that a plaintiff could successfully establish that he or she purchased a security in a non-exempt transaction in violation of Section 5, in order to state a claim, he or she also must be able to show that the consideration paid for such security is greater than the amount of any income received thereon, upon the tender of such security, or for damages if the security is no longer owned.

It is expected that Baskets will be created when there is sufficient demand for shares in the secondary market on the NYSE Arca that the market price per share is greater than the net asset value per share. This creates an arbitrage opportunity for an Authorized Participant, or a customer of an Authorized Participant, who can create a Basket at net asset value and sell the shares so created on the NYSE Arca at the higher market price. Indeed, it would be irrational for an Authorized Participant, for its own account or for the account of a customer, to submit a creation order under any other circumstances. Consequently, creation transactions generally are expected to be made by broker-dealers who are making markets in the Fund’s shares or other arbitrageurs seeking to lock-in a riskless profit by creating shares at net asset value when they are trading at a premium to net asset value on the NYSE Arca. A common way to effectuate such an arbitrage would be to sell shares short at the market price while simultaneously submitting a creation order at the lower net asset value, thereby locking-in a riskless profit. Other hedging techniques may be used to lock-in the arbitrage. In any event, we submit that in virtually all non-exempt transactions, the purchaser of shares from the Fund will have disposed of the shares at a profit in the secondary market on the NYSE Arca prior to or very nearly contemporaneously with the transaction in question. Consequently, in virtually all non-exempt transactions, an Authorized Participant, or the customer for whose account an Authorized Participant is acting in connection with a creation transaction, will have no statutorily cognizable damages to claim against the issuer.

It is expected that shares will be redeemed when the net asset value per share is greater than the market price per share, which creates a similar arbitrage opportunity for an Authorized Participant, or a customer of an Authorized Participant, who can acquire shares in secondary market transactions on the exchange and put the shares so acquired to the fund at the higher net asset value. It is the exploitation of arbitrage opportunities through the creation and redemption of shares that tends to cause the market price per share to track net asset value per share closely over time.

Statute of Limitations.

Claims under Section 12(a)(1) are subject to the one-year statute of limitations set forth in Section 13.5 Consequently, the Fund currently is at no risk of a rescission claim in respect of a transaction occurring prior to December 2, 2009, and by August 16, 2010, the first anniversary of the last date on which the Fund sold shares registered on the Prior Registration Statement, all potential liability in this regard will be extinguished.

[5]

See generally, J. William Hicks, Civil Liabilities: Enforcement & Litigation under the 1933 Act, §5.—(2000). Under the statute, the claim also must be brought not more than three years from the first bona fide offer to the public. Both the one-year and three-year elements of the provision must be satisfied. LaCroy v. Dean Witter Reynolds, Inc, 585 F. Supp 753 (E.D. Ark. 1984). We have assumed for purposes of argument, however, the effectuality of the undertaking provided in Item 512(a)(2) of Regulation S-K.

The following table sets forth the settlement dates on which creation transactions occurred between September 15, 2009 and August 16, 2010 (the last date a creation order was settled), and the number of shares created on each date.

Date Creation Order Processed/Settled	Number of Shares
9/21/09	200,000
9/22/09	600,000
10/16/09	400,000
10/19/09	200,000
10/20/09	200,000
10/26/09	200,000
11/09/09	200,000
11/23/09	200,000
1/06/10	200,000
1/13/10	400,000
4/12/10	200,000
4/26/10	200,000
4/28/10	200,000
4/30/10	200,000
5/03/10	200,000
8/16/10	200,000

Of the 4 million shares created during this period, 2.2 million, or 55%, were issued more than a year ago, and consequently any claim based on those creation transactions is barred by the one-year statute of limitations set forth in Section 13. Of the 1.8 million shares as to which the one-year statute of limitations set forth in Section 13 has not yet run out, 1.4 million, or 78%, will be barred by April 30, 2011, leaving 200,000 potentially subject to a claim until May 3, 2011 and the last 200,000 potentially subject to a claim until August 16, 2011.

Potential Exposure.

An exact calculation of the potential exposure the Fund faces is impossible to make due to the number of variables. Based on the settlement prices of the creation transactions as to which the one-year statute of limitations set forth in Section 13 has not yet run out, the Fund’s subsequent performance and trading history and its current capitalization, the Managing Owner estimates that the maximum possible exposure probably is not more than pennies per share. When the amount of potential financial exposure is discounted by the likelihood of it ever actually occurring, it diminishes to the point of insignificance.

Conclusion.

We are firmly of the view that the rescission risks associated with the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5) do not constitute a material fact required to be disclosed in the Fund’s prospectus or necessary to make the statements therein not misleading. We arrive at this conclusion in consideration of (i) the absence of any prima facie violation of Section 5 in connection with the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5), (ii) the absence of any misstatement or omission in the Prior Registration Statement or the prospectus forming a part thereof, (iii) the expectation that the vast majority of transactions in shares are exempted from Section 5 by reason of Section 4, (iv) the fact that non-exempt transactions during the relevant period are likely to have been profitable for any potential plaintiff who consequently will have no statutorily cognizable damages to claim against the Fund, (v) the fact that the statute of limitations already bars 55% of all potential claims, 78% of all remaining claims will be barred by April 30, 2011 and all remaining claims will be barred no later than August 16, 2011, and (vi) the small amount of the potential exposure. In light of the foregoing, we respectfully submit that the rescission risks associated with the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5) could not constitute a fact that a reasonable person would consider important, and the omission of which would significantly alter the total mix of information available, to facilitate a judgment as to the ability of the Fund to achieve its investment objective, and consequently could not satisfy the standard of materiality articulated by the Court in TSC Industries, Inc. v. Northway. Furthermore, we have not been able to identify any statement actually made in the New Registration Statement or the prospectus forming a part thereof that would be rendered misleading as a result of the omission of a risk factor discussing possible rescission risks associated the shares sold subsequent to the expiration of the three-year period set forth in Rule 415(a)(5).

* * *  *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,

/s/ James C. Munsell
James C. Munsell

Enclosure

cc:	Hans Ephraimson